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Exhibit 99.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        I, Igor Landau, certify that the Annual Report of Aventis on Form 20-F for the year ended December 31, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Aventis as of the dates and for the periods set forth therein.

/s/ IGOR LANDAU
Igor Landau
Chairman of the Management Board (Chief Executive Officer)

        I, Patrick Langlois, certify that the Annual Report of Aventis on Form 20-F for the year ended December 31, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Aventis as of the dates and for the periods set forth therein.

/s/ PATRICK LANGLOIS
Patrick Langlois
Vice Chairman of the Management Board and Chief Financial Officer

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Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)